Exhibit 99.3

Plus to Become Publicly Listed Through Business Combination with Hennessy Capital Investment Corp. V

May 10, 2021

Corporate Speakers

●	Dan Hennessy; Hennessy Capital Investment Corp.; CEO, Chairman
●	David Liu; Plus; CEO, Co-Founder
●	Shawn Kerrigan; Plus; Co-Founder
●	Wen Han; Plus; CFO
●	Lauren Kwan; VP of Marketing

Call Transcript

Lauren Kwan: I would like to begin to by reminding everyone that the discussion today may contain forward-looking statements including, but not limited to, with regards to Plus's and Hennessy Capital's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guarantees of performance. You should not put undue reliance on these statements.

You should understand that such forward-looking statements involve risks and uncertainties, including the items discussed under the risk factors in Hennessy Capital's final IPO prospectus, as such factors may be updated from time to time in Hennessy Capital's filings with the SEC, which are available on the SEC website, and the risk factors on slides 55 through 57 of the investor presentation, may cause actual results or performance to differ materially from those indicated by such statements.

Hennessy Capital and Plus are under no obligation and each expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statement whether as a result of new information, future events, or otherwise, except as required by law.

We refer your attention to the disclaimers found on slides 2 through 4 of the investor presentation and the risk factors on slides 55 through 57 of the investor presentation.

Dan Hennessy: Good morning. I'm Dan Hennessy and I am delighted to be with you today to review our planned merger with Plus, a leading global provider of autonomous driving technology for the long-haul trucking industry.

The Plus management team includes co-founders David Liu, Shawn Kerrigan, Hao Zheng and Tim Daly, who met as Stanford PhD candidates and are complimented by experienced operating executives from major OEM truck and logistic companies such as Navistar, Ford, Delphi and Amazon. Wen Han, Plus’s CFO, is also with us today and will review financial projections toward the end of the presentation.

In the way of background, I am a director and significant shareholder of Daseke, a Dallas, Texas based provider of long-haul freight and logistics services for industrial shippers. We own and operate the largest fleet of open deck, heavy haul and specialized equipment in the U.S.

I can say, with certainty, because we discuss these topics at every single board meeting, that Daseke is subjected to all of the challenges confronting the trucking industry and including 100% driver turn-over, driver wage inflation, spiraling insurance costs and stringent regulations limiting our operating ability, which collectively serve to compress margins.

I am convinced that the answer to these industry challenges is PlusDrive, a commercialized full stack supervised autonomous solution and the first and necessary step, in our view, toward Level 4 driver-out autonomy.

Hennessy Capital is excited to partner with the Plus team, to transform the long-haul trucking industry. The company has near perfect alignment with our Hennessy Capital investment strategy. We reviewed over 100 potential targets since our Hennessy Capital V IPO in January of this year and immediately recognized Plus to be our next, compelling sustainable industrial technology platform. Greg, Nick and I have validated through our diligence, that Plus autonomous vehicle technology is delivering a safe, scalable and sustainable solution to capture savings and efficiencies here and now. And Plus is well positioned to reach true L4 driver-out autonomy in the next few years.

And now it is my pleasure to introduce David Liu, Founder and CEO of Plus.

David Liu: Thank you, Dan. I’m David Liu. I’m a computer scientist by training. Since graduating from Stanford with a PhD in engineering almost 20 years ago, I’ve created three technology businesses. In 2016, along with a few of my graduate school classmates, we realized there was a real opportunity to apply autonomous driving technology to create significant value for our society.

So we started Plus to capture that opportunity. Since 2016, we have made significant progress. In 2018, we created a set of full-stack L4 autonomous driving technology and ran fully driverless operations in Qingdao Port, the world’s eighth largest port.

In 2019, we established a joint venture with FAW, the world’s largest truck OEM to collaborate on developing autonomous trucks. By commercially deploying our autonomous system, we’re on a path to test, improve and validate our technology over 8 billion real-world miles by 2024.

We believe that will enable us to deliver the first driver-out L4 autonomous truck at scale.

Plus is technology centric. We have built up a portfolio of over 200 patents and patent applications, covering over 30 countries. We’re starting to deliver products to our customers, utilizing our full-stack L4 autonomous driving technology this year. And we have received over 7,000 units of orders or pre-orders for our products.

Plus is addressing the $1.2 trillion dollar long-haul freight market across the U.S. and China. Our L4 autonomous driving technology is projected to reduce total fleet operating expense by 38% percent in the future, when the trucks can be operated without a driver.

Today, even though with a driver remaining in the truck, our technology can significantly increase the fleet operators gross profit via fuel efficiency gain, provide a better driver experience and improve safety.

We are a leader in AI technology. Our proprietary full-stack L4 autonomous driving software has been powering autonomous trucks and pilot operations since 2018. On hardware, our collaboration with automotive partners gives us a unique advantage on delivering products at scale with low cost and high performance.

Our data engine allows us to continuously improve our algorithms and achieve L4 readiness with big data. Armed with our cutting-edge technology, we are a leader in commercializing L4 autonomous driving technology.

We started delivering products to customers this year. We have received thousands of orders or pre-orders in the U.S. and China. Lastly, and most importantly, we are on a scalable path to reach driver-out autonomy. We expect to turn cash flow positive by 2023, and accumulate close to 8 billion miles of real-world data by 2024.

This vast volume of data is important to reach L4 autonomy. Our business is supported and validated by ecosystem customers, partners, and investors. This list includes some of the largest and most technologically advanced shippers, carriers, freight platforms, OEMs, automotive component suppliers, as well as many resourceful and forward-looking investors in the U.S. and China.

With this ecosystem partners, Plus is well on its way to deliver safer, scalable, and sustainable solutions for the transportation industry.

Next, it is my pleasure to introduce Shawn Kerrigan, co-founder and COO of Plus to tell you more about the Plus opportunity.

Shawn Kerrigan: Thanks, David. Hi, I’m Shawn Kerrigan, Co-Founder, and COO at Plus. Before I get into the market opportunity and technology and commercialization, let me introduce myself.

Over the last 20 years since I completed a PhD at Stanford, I’ve worked in consulting at McKinsey, investing at Bridgewater, and co-founded another technology company.

Now let’s start with some background on the market. We are targeting the long-haul trucking market across the U.S. and China. The long-haul trucking market is the hub-to-hub segment of the overall road trade market. It is where trucks spend the majority of their time and therefore where the majority of the revenue is.

In the U.S., this market is about $670 billion and in China, this market is about $530 billion. So, combined this represents a $1.2 trillion market that we’re focused on.

Across the different AV sectors, the long-haul trucking market is the largest. The long-haul trucking market across U.S. and China is roughly three to four and a half times the size of the intra-city delivery or robo-taxi markets.

In terms of commercialization, when you consider key factors such as technical maturity, customer acceptance, and regulatory environment across all these dimensions, autonomous trucking is well-positioned to be the first to commercialize.

Level 4 autonomous trucking will bring major changes for carriers. With Level 4 technology, we project carriers will be able to double asset utilization, while also reducing costs by approximately 38%, and also reducing carbon emissions by an estimated 10% to 20%.

The 38% cost efficiency unlocked by Level 4 technology translates to savings of over $250 billion in the U.S., and over $200 billion in China. The 38% savings breaks down across the major areas of cost of fuel, labor, and everything else. Note that the 5% is in fuel, 29% in labor, and 2% across everything else.

What’s important here is that we can capture the 5% in fuel savings with a driver in the truck, and that is what we are doing by deploying our technology as a driver-in product this year.

There are two components to how we create significant fuel savings. First, there’s a widespread between experienced efficient drivers and inexperienced inefficient drivers. Bringing the average up to the level of experience efficient drivers could save about 10%.

Second, PlusDrive-enabled trucks are about 10% more fuel efficient than experienced efficient drivers. We have demonstrated these fuel savings in pilots here in the U.S. as well as in China.

Slide 18 shows the unit economics of long-haul trucking, and how PlusDrive improves them. Based on fuel savings alone, our solution can increase the fleet operator’s gross profit per truck by 30% to 70%, which is about a one and a half to three-year payback. In addition to the fuel savings, PlusDrive improves safety and driver comfort, which can translate to additional savings of $5 to $8,000 per year.

Next, I’ll talk a little bit about our technology. There are three core pillars for autonomous driving technology, hardware, software and data. By hardware, we mean the sensors, actuators, and computing platform that enable a truck to drive autonomously. By software, we mean the AI algorithms behind the decision-making required to autonomously, safely, and intelligently drive the vehicle.

By data, we mean the data collected through billions of real-world miles to improve the AI system and ensure that corner cases are sufficiently covered. This data pillar is really important, because we see autonomous driving as a big data problem. I’ll cover each of these in more detail.

We are focused on solving the challenges of autonomous trucking, and the challenges of autonomous trucking are different -- are very different from autonomous cars. Trucks are 75% wider, five times longer, 20 times heavier, and require 65% more stopping distance.

These very different performance characteristics necessitate a tailored technology solution for trucking. Our proprietary Level 4 software is designed for safety, customized for trucks, optimized for performance, and scaled for machine learning.

We have developed an advanced multimodal sensor system. On slide 23, the red dot in the middle of the circles on the left is the truck, and we have radar, LiDAR, and camera coverage all around the vehicle. We have also developed long-range vision up to a mile, 1,600 meters. To do this, we developed software solutions through a range of challenges like long-range camera calibration, handling for vibration, and advance sensor fusion.

We are now applying this advanced Level 4 software from our Level 4 R&D fleet into production trucks equipped with volume-produced sensors. These volume-production sensors are slightly different, for example having shorter range, but we’re able to apply the same software system.

On page 24, you can see examples of the different types of trucks we can work with, including U.S. standard trucks as well as cab-over trucks in China. Our solution integrates without significant alterations to trucks dimensions or appearance.

Over the last couple of years, we have focused on reducing the bill of material (or BOM) cost to be able to offer our SL4 solution, resulting in more than a 90% reduction in BOM. We applied a number of approaches to achieve this savings, across many different areas, and in some like LiDAR, we’ve been able to achieve great pricing as a volume buyer. In others, like mapping, cameras and compute, we’ve achieved significant cost savings by optimizing our software to work with high-volume production components.

Our data engine enables us to continuously build, measure, learn, and validate the driving system. This is an ongoing process, whereby we discover edge cases to real-world driving data, and then use simulation and augmentation, coupled with advanced machine -- advanced model learning, to develop updated versions of our models and software that can be deployed over-the-air to vehicles in the fleet.

Massive amounts of real-world data are needed to validate a fully autonomous driving solution. Autonomous driving is about being able to hand over the long tail of events on the road.

To put that long tail in context, the current rate at which fatalities occur with human-driven large trucks is about 1 per every 62 million miles. Autonomous trucks hold great potential to improve safety, and we believe autonomous trucks should be about 10 times safer than human drivers to have a compelling case to put them on the road without a driver. In order to demonstrate our autonomous trucks are significantly safer than human drivers, and to ensure complete simulation scenario coverage, we believe we’ll need another order of magnitude of data, or about 6 billion to 8 billion miles.

At the point we reach 6 to 8 billion miles, we believe we will have sufficient data to prove our system is safe enough to operate under well-defined ODD conditions without a driver in the truck. Also note, we believe we won’t need to recollect these miles for each software release. This data collection is about building the scenarios to test against, so we can test successive software versions against our big data set without re-running billions of miles in the field.

We aim to collect these billions of miles while making a profit, by deploying our technology in useful products for customers. There are two main approaches for collecting road mile data. Tesla has done this by selling about a million vehicles, collecting over 3 billion of miles of data to date.

Waymo has approached us with a massive investment in their own internal R&D test fleet, and has about 600 vehicles and about 20 million miles to date. We think the Tesla approach is more scalable, and we have adopted a similar approach.

We are applying a Level 4 stack with LiDAR, cameras and radar, and deploying it in useful products to achieve large-scale data collection. This will allow us to efficiently collect billions of miles of data. We plan to reach full autonomy by the end of 2024, with rapid expansion of trucks equipped with our system over the next several years.

By 2024, we should have accumulated almost 8 billion miles, which we believe will be sufficient to demonstrate PlusDrive at that point is safer than a human driver.

Collecting diverse road miles is important for ensuring the robustness of ours system, so we have collected data broadly across the U.S. and China. On slide 30, you can see our current road coverage in the U.S. and China. We plan to expand this extensively in the next 12 months.

Next, I’ll talk about our commercialization plans. We have been on the leading edge of Level 4 readiness across regulatory, mass production and commercialization. I won’t go through all these discrete milestones, but you can see that we have a number of important milestones going back to 2017.

From receiving early permits in the U.S. and China, to our Qingdao Port demo, to establishing a one-of-a-kind joint venture with FAW. Through partnerships like this, we have been preparing for mass production and commercialization.

We are perusing an incremental commercialization roadmap to full Level 4, starting this year with PlusDrive, a driver-in and highway-only product, progressing to PlusDrive Navigate in 2022 and 2023, where we plan to extend the operational design domain for ramp to ramp highway operation. And then as we achieve billions of miles, we believe that we will be ready to go to PlusDrive fully autonomous in 2024.

What is important to note here is that while there are hardware updates through these versions, it is an evolution of our software. We have run a commercial pilot with SF Express in China, where we operate on a route that is about 500 miles each way. Throughout this pilot, we have been running a mix of manual and autonomous to demonstrate the fuel savings.

It is important to note here that while demonstrating fuel savings is a key part of pilots like this, for customers it is really the full proposition of fuel savings, safety and driver comfort that make our product very attractive.

We have run a similar pilot for a key customer in the U.S., where we retrofitted five trucks and ran commercial freight with different trailers and trailer loading. In over 140 runs with a mix of manual and autonomous, we demonstrated a high degree of autonomous operation fuel savings resulting in a commercial contract.

Now, let me hand off to Wen to cover the financials.

Wen Han: I'm Wen, Plus's CFO. Similar to Shawn, I went to Stanford and worked at Bridgewater and then I worked at GSR, an early stage venture capital fund who made the first-round investment in Plus. I liked the company and the vision so much that I subsequently joined Plus.

Now turning to the financials and transaction overview. Our go-to-market strategy when we reach full driver-out Level 4 for autonomy is to offer the PlusDrive solution as a service to fleet customers.

We co-sell together with our truck OEM partners. Fleets purchase trucks from truck OEMs, they purchase the PlusDrive solutions from us by paying an upfront fee and a recurring annual service fee.

Since Level 4 autonomy can save fleets up to 38% operating costs and an increase asset utilization. It will offer significant economic benefit to the fleets.

Our go-to-market strategy for today's driver-in supervised Level 4 solution is to offer PlusDrive as a technology product to fleet customers. In China, we sell integrated autonomous trucks to fleet customers. In the U.S., we sell PlusDrive as an add-on option to the fleet customers.

Turning to Slide 39, there are four highlights. First, we're mass-producing today. Secondly, we project a positive growing margin on our products. Third, we plan to implement an efficient capital deployment strategy. In our base plan, we project to turn cash flow positive with our core operations by 2023. Lastly, our growth potentially is significant with an assumption of 7% penetration rate in 2025.

The transaction sources and uses and implied pro forma capitalization are outlined on Slide 40. Beginning in the top-left, you can see that the sources are comprised of the current HCIC cash and trust and the fully committed common equity PIPE. This results in an estimated pro forma cash of over $800 million on the Plus balance sheet at closing, inclusive of its existing cash balance.

The initial market capitalization will be approximately $3.3 billion, assuming no redemptions from the Hennessy Capital Trust Account. The existing Plus shareholders who are rolling all of their equity into the transaction would continue to own about 80% of the post-business combination company.

Additional capture raised from the transaction will help us create incremental opportunities to accelerate commercialization and product adoption. Such opportunities may include building out our data engine and expanding our R&D capability and infrastructure in both the U.S. and China, deepening collaborations with our partners in the automotive industry, and accelerating adoption of our product by removing upfront cost and offering PlusDrive as a subscription.

Given our peer company TuSimple went public recently, we have conducted a comparison and drawn many similarities and differences between our companies. We believe that we compare very favorably with them along the axis of technology, geographic focus, core partnerships, and commercialization progress.

Slide 43 shows the transaction valuation compared to peers in the autonomy space. Given our efficient capital deployment plan, our capital needs are relatively modest, allowing us to avoid significant dilution.

With that, I will turn it back over to David for closing remarks.

David Liu: It is evident that autonomy is going to reshape the transportation industry. We’re starting to apply autonomy driving technology to build a safer and a more sustainable future. And we invite you to help us build that future. Thank you.